Exhibit 99.5

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
August 11, 2010

3.	News Release
August 11, 2010 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. reported financial results for the second quarter ended June 30, 2010, and updated guidance regarding the vernakalant (oral) development program. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:                       Chief Financial Officer
Phone No.:            604-677-6905

9.	Date of Report
August 11, 2010

Per:  ____“Curtis Sikorsky”____________
Curtis Sikorsky,
Chief Financial Officer

SCHEDULE “A” - PRESS RELEASE

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME REPORTS SECOND QUARTER RESULTS AND UPDATES GUIDANCE

Vancouver, Canada, August 11, 2010 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the second quarter ended June 30, 2010, and updated guidance regarding the vernakalant (oral) development program.  Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Summary Results

We recorded net income of $4.6 million ($0.08 per common share) for the three months ended June 30, 2010 (Q2-2010), compared to a net loss of $0.7 million ($0.01 per common share) for the three months ended June 30, 2009 (Q2-2009).  The net income for the current quarter was largely due to revenue recognized from the payments from Merck in 2009 pursuant to our collaboration and licence agreement and decreased research and development expenditures.

Total revenue for Q2-2010 was $12.4 million, an increase of $5.1 million from $7.3 million in Q2-2009.

Research and development expenditures were $3.7 million for Q2-2010 compared to $5.4 million for Q2-2009.  General and administration expenditures for Q2-2010 were $3.3 million compared to $4.2 million for Q2-2009.  Interest expense for Q2-2010 was $0.6 million compared to insignificant income for Q2-2009.  Foreign exchange loss for Q2-2010 was $0.2 million compared to a foreign exchange gain of $1.8 million in Q2-2009.

Stock-based compensation, a non-cash item included in operating expenses, increased to $1.1 million for Q2-2010, as compared to $0.3 million for Q2-2009.

Liquidity and Outstanding Share Capital

At June 30, 2010, the Company had cash and cash equivalents of $57.7 million.  As of August 9, 2010, the Company had 60,963,904 common shares issued and outstanding and 5,800,368 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $7.65 per share.

Vernakalant (oral) Development Program Update

Cardiome also announced that, based on recent discussions with our development partner Merck, the next phase of the clinical program for vernakalant (oral) is not expected to commence in the summer of 2010 as previously guided.  Merck continues to work toward optimizing the clinical development plan for vernakalant (oral), and  Cardiome will provide updated guidance when Merck has finalized their planning.

Conference Call

Cardiome will hold a teleconference and webcast on Wednesday, August 11, 2010 at 9:00am Eastern (6:00am Pacific).  To access the conference call, please dial 416-695-7806 or 888-789-9572 and reference conference 1276021.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call.  The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through September 11, 2010.  Please dial 416-695-5800 or 800-408-3053 and enter code 2203856# to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.